Mail Stop 0306

      February 10, 2005

VIA U.S. MAIL and FACSIMILE


Raymond Sadowski
Chief Financial Officer
Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona  85034

	RE:	Avnet, Inc.
		Form 10-K for the fiscal year ended July 3, 2004
		Filed September 8, 2004
      Forms 8-K dated October 28, 2004 and January 27, 2005
      File No. 001-04224

Dear Mr. Sadowski:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended July 3, 2004

Liquidity and Capital Resources - Page  24

1. We refer to your response to comment 5. Please revise future filings to provide your definition of free cash flow. Please also disclose there may be difficulties in comparing your measure to those provided by other companies because the calculations may differ. These disclosures should also be provided in Forms 8-K that include the non-GAAP measure of free cash flow.
2. As a related matter, the table on page 24 begins with a non-GAAP measure of net income adjusted for "non-cash and other reconciling items." In future filings either revise the table to eliminate the use of the adjusted measure of net income or expand to fully comply with the requirements of Item 10(e) to Regulation S-K.

Forms 8-K dated October 28, 2004 and January 27, 2005

3. We refer to your response to Comment 22. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K.
As indicated in our previous comment, if you continue to present non-
GAAP information, Item 2.02 of Form 8-K requires that disclosures "furnished" include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead, Staff Accountant, at (202) 942-
8972
or me at (202) 942-2862 if you have any questions. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202) 942-1791.

							Sincerely,



							Gary Todd
							Reviewing Accountant


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Mr. Sadowski
Avnet, Inc.
February 10, 2005
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